Exhibit 1

                   Item 12 of Annual Report on Form 10-KSB of
                      Urban Improvement Fund Limited - 1974
                                December 31, 2002

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no transactions in which the directors or officers of the General Partner or security holder of the Issuer have a material interest.

There is no indebtedness of the management of the General Partner of the Issuer to the Issuer, except as follows:

The Partnership paid management fees of $182,919 in 2002 and $57,020 in 2001 to the general partner.

The General Partner made advances to the Partnership to fund operations of Local Limited Partnerships in the early years of the Partnership. The advances are non-interest bearing and due on demand. The balance at December 31, 2002 was $166,256.

There were no other transactions which officers or directors of the general partner had an interest.